AMENDED MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT made this 1st day of November, 2022, retroactive to August 1, 2022.

BETWEEN:

Branson Corporate Services Ltd.

Having a place of business at 77 King Street West, Suite 2905, Toronto, Ontario M5K 1H1, Canada;

(“Branson”)

AND:

Snow Lake Resources Ltd. (as defined below)

Having a place of business at 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1, Canada;

(the “Company”).

RECITALS:

WHEREAS the Company wishes to engage Branson to perform various services or terms and conditions outlined herein;

AND WHEREAS Branson wishes to perform such services on the terms and conditions outlined herein;

WITNESS THAT in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follow:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1Definitions

In this Agreement, including the recitals and any schedules, the following words and expressions have the following meanings unless the context otherwise requires:

(a)“Confidential Information” means all information or data which may before or after the date of this Agreement be delivered to Branson by the Company or by any affiliate of the Company or which may otherwise come within the knowledge of Branson or which may be developed by Branson or any subsidiary or affiliate of Branson or any employee of any of them in connection with the Services or from any of the other Confidential Information including, without limiting the generality of the foregoing, all information or data regarding manufacturing processes, programs, plants, products, costs, equipment, operations, distribution, marketing or customers relating to the products; all technical information, procedures, processes, diagrams, specifications, improvements, formulations, plans and data relating to the products and services and all documents delivered by the Company or any affiliate of the Company which are marked as confidential or as proprietary information.

(b)“Intellectual Property Rights” means all rights in respect of intellectual property including, without limitation, all patent, industrial design, integrated circuit topography, know-how, trade secret, privacy and trade-mark rights and copyright, to the extent those rights may subsist anywhere in the universe.

(c)“Service” means all service that Branson may provide from time to time for the Company including, without limitation, those provided in Schedule “A” hereto.

1.2Entire Agreement

This Agreement supersedes all previous invitations, proposals, letter, correspondence, negotiations, promises, agreement, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition affecting this Agreement for which any party can be held responsible in any way, other than as expressed in writing in the Agreement.

1.3Amendments

No change or modification of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.

1.4Invalidity of Particular Provision

It is intended that all of the provisions of this Agreement will be fully binding and effective between the parties. In the event that any particular provision or provisions or a part of one or more is found to be void, voidable or unenforceable for any reason whatsoever, then the particular provision or provisions or part of the provision will be deemed severed from the remainder of this Agreement.      The other provisions of the Agreement will not be affected by the severance and will remain in full force and effect.

1.5Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario.

ARTICLE 2

DUTIES OF BRANSON

2.1Engagement

The Company hereby engages Branson to provide the Services to the Company as described in Schedule “A” hereto and Branson hereby covenants and agrees to provide such Services to the Company subject to the terms and conditions of the Agreement.

2.2Scope of Duties

Branson will devote adequate time, attention, abilities and sufficient hours to its duties hereunder and Branson will give the Company the benefit of its knowledge, expertise and ingenuity.

2.3Duty to the Company

During the term of this Agreement, Branson will well and faithfully serve the Company and use all reasonable endeavours to promote the interest of the Company; will act honestly, in good faith and in the best interests of the Company.  Branson will adhere to all applicable policies of the Company.

2.4Business of the Company

Branson will not, during the term of this Agreement, engage in any business, enterprise or activity that is contrary to or detracts from the due performance of the business of the Company.

ARTICLE 3

REMUNERATION

3.1Remuneration

The remuneration of Branson will be at the rate and on the terms specified in Schedule “B” hereto, or on any replacement thereof initialled by all parties.

3.2Expenses

Unless otherwise specifically provided in Schedule “B”, Branson will be reimbursed by the Company for all reasonable pre-approved expenses necessarily and actually incurred by Branson in the performance of the Services, provided that Branson submits to the Company detailed invoices and supporting documentation acceptable to the Company, acting reasonably. Branson will invoice the Company for such pre-approved expenses monthly in arrears. All such Company approved invoices will be payable by the Company reasonably upon receipt of each such invoice.

3.3Management Services Agreement Not Employee

The parties agree that Branson is not an employee of the Company and, as such, save as required by law; there will be no deductions for any statutory withholdings such as income tax, Government Pension Plan, Employment Insurance or Workers Compensation.

ARTICLE 4

CONFIDENTIALITY

4.1General Obligation of Confidentiality

Branson acknowledges that the Confidential Information consists entirely of information and knowledge, which is the exclusive property of the Company or its subsidiaries and affiliates or persons from whom the Company has obtained its rights. Branson will treat the Confidential Information obtained by it in strict confidence and will not disclose the Confidential Information made available to it unless otherwise required by law, except as previously approved in writing by the Company. Branson will protect such Confidential Information from disclosure by exercising a standard of care as may reasonably be expected to preserve its secret and confidential nature. All documents containing Confidential Information are the property of the Company. Without limiting the generality of the foregoing, Branson hereby transfers to the Company the property rights in all documents which now or hereafter may contain the Confidential Information.

4.2Use of Confidential Information

Branson will not use Confidential Information for any purpose other than as may reasonably be required in order to perform the Services.

4.3Exceptions

Any obligations specified in the Article will not apply to the following:

(a)any information, which is presently in the public domain; and

(b)any information which subsequently becomes part of the public domain through no fault of Branson or any officer, director, employee or agent of Branson; or

(c)any information, which is required to be disclosed by a court of competent jurisdiction.

ARTICLE 5

OWNERSHIP OF RIGHTS

5.1The Company’s Ownership of Rights

(a)Branson acknowledges and agrees as follows with respect to the ownership of rights by the Company and the limitation of Branson’s rights:

(b)Nothing contained in this Agreement will be construed as an assignment to Branson of any right, title or interest in the Confidential Information. All right, title and interest relating to the Confidential Information is expressly reserved by the Company.

(c)Branson will not at any time apply for any Intellectual Property Rights that would affect the ownership by the Company of any Intellectual Property Rights associated with the Confidential Information or file any document with any government authority anywhere in the world or take any other action which could affect such ownership of Intellectual Property Rights associated with the Confidential Information or aid or abet anyone else in doing so. To the extent that copyright may subsist in the Confidential Information Branson hereby waives all past, present and future moral rights Branson may have.

ARTICLE 6

NON-COMPETITION

6.1Non-Competition

Branson will not, without the prior written consent of the Company:

(a)divert or attempt to divert any business of, or any customers of the Company or of any of its subsidiaries, to any other competitive establishment, by direct or indirect inducement or otherwise; and

(b)directly or indirectly impair or seek to impair the reputation of the Company, nor any relationships that the Company has with its employees, customers, suppliers, agents or other parties with which the Company does business or has contractual relations; or

(c)directly or indirectly, in any way, solicit, hire or engage the services of any employee of the Company, or persuade or attempt to persuade any such individual to terminate his or her employment with the Company.

6.2Non- Solicitation

(a)The Company will not, without the prior written consent of Branson during the term of this agreement or at any time for a period of two years following the termination of this agreement for whatever reason with or without cause either individually, or in partnership, or jointly, or in conjunction with any person as principal, agent, employee or shareholder or in any manner whatsoever on his behalf or on the behalf of anyone competing or endeavouring to compete with Branson, directly or indirectly solicit, or gain the custom of, interfere with or endeavour to entice away from Branson any person that to the knowledge of the Company:

(i)Is an employee or consultant of Branson at the date of termination, for whatever reason, of this agreement and with whom the Company dealt during the term of this agreement;

(ii)Was a client of Branson at any time during the term of this agreement and with whom the Company dealt with during the engagement; or

(iii)Has been pursued as a prospective client by or on behalf of Branson at any time for whatever reason and in respect of whom Branson has not determined to cease all such pursuit;

(b)The Company confirms that all restrictions in Section 6.2(a) are reasonable and valid and that the Company waives all defences to the strict enforcement of such restrictions in Section 6.2(a) by Branson

(c)Sections 6.2(a)(i), (ii) and (iii) are each separate and distinct covenants, severable one from the other and if any such a covenant or covenants are determined to be invalid or unenforceable, such invalidity or unenforceability will attach only to the covenant or covenants as determined and all such covenants will continue in full force and effect.

ARTICLE 7

INDEMNITY

7.1Indemnity

The Company and Branson will defend, indemnify and save harmless each other from and against all actions, proceedings, demands, claims, liabilities, losses, damages, judgments, cost and expenses including, without limiting the generality of the foregoing, legal fees and disbursements which the Company and Branson may be liable to pay or may incur by reason of a breach of the terms of this Agreement or any liability that Company may incur to any authority for source deductions and any other remittance obligations arising with respect to payment to Branson pursuant to this Agreement.

ARTICLE 8

TERM

8.1This Agreement will take effect on the Effective Date and will continue in full force and effect until terminated by the Company or Branson in accordance with this Agreement.

8.2The Company or Branson may, at any time, give 30 days’ advance written notice to the other party of its intention to terminate this Agreement and on the expiration of such period this Agreement will be terminated. In such event, the Company will be obligated to pay the remaining unpaid remuneration to the up to and including date of termination.

8.3The Company may terminate this Agreement without advance written notice to Branson and without further remuneration past the date of termination, upon the occurrence of any of the following events:

(a)Branson’s or one of its employees commission of a crime which relates directly to the performance of this Agreement, or any act by Branson involving money or other property involving the Company or an affiliate of the Company that would constitute a crime in the jurisdiction involved; or

(b)any act by Branson or one of its employees of fraud, misappropriation, dishonesty, embezzlement or similar conduct against the Company or an affiliate or customer of the Company; or

(c)any material breach by Branson of any of the terms of this Agreement which remains uncured after the expiration of 30 days following the delivery of written notice of such breach to Branson by the Company; or

(d)Branson’s failure to devote adequate time to the Company’s business, or conduct by Branson amounting to insubordination or inattention to, or substandard performance of Branson’s duties and responsibilities under this Agreement, which remains uncured after the expiration of thirty days following the delivery of written notice of such failure or conduct to Branson by the Company.

8.4Upon termination of this Agreement, Branson will return to the Company, all Company’s property including all written information, tapes, discs or memory devices and copies thereof, and any other material on any medium in Branson’s possession or control pertaining to the business of the Company, without retaining any copies or records of any Confidential Information whatsoever.

ARTICLE 9
GENERAL

9.1Arbitration

All disputes arising out of or in connection with this contract, or in respect of any defined legal relationship associated therewith or derived there from, will be referred to and finally resolved by arbitration under the rules and statutes of the Province of Ontario.

9.2Notices

Any notice, direction, request or other communication required or contemplated by any provision of the Agreement will be given in writing and will be given by delivering or faxing same to the Company or Branson, as the case may be, as follows:

(a)To Branson at:

P.O. Box 121

77 King St. West Suite 2905

Toronto, ON M5K 1H1 Canada

Attention: Margaret Miller Email:kmiller@bransonservices.com

(b)To the Company at:

Snow Lake Resources Ltd.

242 Hargrave Street, #1700

Winnipeg, MB R3C 0V1

Canada

Attention: Philip Gross

Chief Executive Officer

e-mail: pg@snowlakelithium.com

Any such notice, direction, request or other communication will be deemed to have been given or made on the date on which it was delivered or, in the case of fax, on the next business day after receipt of transmission. Either party may change its fax number or address for service from time to time by notice in accordance with the foregoing.

9.3Assignment

This Agreement is not assignable in whole or in part by Branson or the Company without the prior written consent of the other party. Any attempt to assign any of the rights, or to delegate any of the duties or obligations of this Agreement without such written consent is void. Any such change, which might occur without such consent or any assignment occurring by reason of operation of law such as upon a bankruptcy or amalgamation, will be deemed an event of default under this Agreement.

9.4Waiver

No failure or delay on the party of any party in exercising any power or right under this Agreement will operate as a waiver of such power or right, nor will any single or partial exercise of any such right or power preclude any further or other exercise of such right or power under this Agreement. No modification or waiver of any provision of this Agreement and no consent to any departure by any party from any provision of the Agreement will be effective unless it is in writing.   Any such waiver or consent will be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any party in any circumstances will entitle such party to any other or further notice or demand in similar or other circumstances.

9.5Enurement

Subject to the restrictions on transfer contained in this Agreement, this Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF the Parties have executed this Agreement on the day and year first written above:

Branson Corporate Services Ltd.	Snow Lake Resources Ltd.

Name: Margaret Miller	Name: Philip Gross
Title: President & CEO	Title: Chief Executive Officer

SCHEDULE “A”

Services

Branson covenants and agrees with the Company that Branson shall provide the following services:

1.Branson will continue to provide CFO service through the Company’s appointment of Keith Li as CFO which was effective July 1, 2022.

2.Branson will continue to maintain all accounting books and records as directed by the Company and shall provide annual and semi annual consolidated financial statements. Branson agrees to provide full accounting services as requested by the Company including preparing schedules and support for semi annual filings and the annual audit.

3.Branson will continue to manage the payment cycle process as directed by the Company. Branson agrees to handle the cash management process as requested by the Company including issuing payments to suppliers at month-end upon review and approval by management.

4.Branson will continue to assist in complying with the Company’s quarterly Goods and Services Tax/Harmonized Sales Tax filings requirements with the Canada Revenue Agency.

5.Branson shall provide executive level financial management services, including preparation of IFRS-compliant consolidated financial statements and MD&A, as required by the Company and for filing on EDGAR.

6.Branson shall provide support on preparation of F1, F20 forms and other fillings, where necessary.

7.Branson shall provide unaudited quarterly financials for internal management discussions and review. This will include accumulating financial data necessary upon closing of each quarterly cycle to provide management with data to review the results of operations and for planning discussions.

8.Branson shall also assist in complying with the tax filings requirements of the Canada Revenue Agency and the Internal Revenue Service, through the tax service providers engaged by the Company.

9.Branson shall liaise and provide information requested by the auditors of the Company during any audit or interim review period as the case may be.

SCHEDULE “B”

Remuneration

1.The remuneration for Branson will be a set fee of $7,500 plus applicable taxes per month retroactive to August 1, 2022. The monthly fees are due on receipt. Branson will issue billings for the months of August, September and October 2022, retroactive to August 1, 2022, for the incremental difference of $3,000 a month for the periods in question.

2.The parties hereby agree to review and if necessary, renegotiate this agreement based on the current evolution of the Company.